Exhibit 99.1

ParaZero Receives Fourth Order from Tier-1 European Defense Company, Advancing Vehicle Integration and Planned Demonstrations for NATO Member Military Officials

Repeat orders underscore continued customer commitment as DefendAir advances through vehicle integration toward planned demonstrations for European end users and senior NATO military officers, expected by the end of 2026

Kfar Saba, Israel, Nov. 02, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced that it has received a fourth order for DefendAir Net Pods from a Tier-1 European defense company. The order follows the successful completion of initial integration work and a live demonstration conducted on the customer’s own armored vehicle at its test facility in Europe.

Conducted at the customer’s test facility, the demonstration included the sequential neutralization of multiple drone threats using DefendAir installed on the customer’s armored vehicle. The platform configuration, weather conditions and threat scenarios were selected to reflect realistic operating conditions, providing a practical test of the technology within the customer’s protection architecture.

The customer subsequently placed its fourth order to support continued integration work and planned demonstrations for European end users. This fourth order builds on the collaboration established under the parties’ September 2026 Memorandum of Understanding to develop a vehicle-integrated active protection capability against attack drones.

ParaZero expects the integration program to be completed by the end of 2026 through an extensive series of trials at the customer’s facility designed to simulate combat conditions. During this period, the Company also expects multiple demonstrations to be held for senior military officers from NATO member states.

“We believe the progression from initial integration to a fourth order, combined with a successful demonstration on the customer’s own armored vehicle under realistic multi-threat conditions, demonstrates both the operational relevance of DefendAir and the strength of this collaboration,” said Ariel Alon, Chief Executive Officer of ParaZero. “By year-end, we expect to complete the integration through rigorous testing designed to simulate combat conditions and to present the capability to senior military officers from NATO member states, which we believe will reinforce DefendAir’s position as a practical, non-explosive physical interception layer for next-generation armored platforms.”

DefendAir’s modular Net Pod architecture is designed for integration into vehicle-mounted, autonomous, remotely operated and fixed Counter-UAS systems. The system provides defense manufacturers and platform integrators with a controlled, non-explosive, net-based physical interception component that can be incorporated into broader protection architectures according to the platform, threat profile and operational environment.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry.

Founded in 2014 by aviation professionals and drone industry veterans, ParaZero develops intelligent, mission-ready technologies for defense and advanced aerial applications.

The Company’s DefendAir product family provides a controlled, non-explosive, net-based physical interception capability designed for integration across personal, mobile, autonomous and fixed-site Counter-UAS systems.

For more information, visit ParaZero https://parazero.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected completion of the integration program by the end of 2026; planned trials and demonstrations of DefendAir for European end users and senior military officers from NATO member states; and the potential for such activities to reinforce DefendAir’s position as a practical, non-explosive physical interception layer for next-generation armored platforms. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com